Exhibit 99.2

Doma First Quarter 2021 Earnings Transcript

Operator

Ladies and gentlemen, thank you for standing by and welcome to the Doma Holdings, Inc. First Quarter 2021 Earnings Conference Call. (Operator Instructions). Please note, this event is being recorded.

I would now like to turn the conference over to Chris Mammone of Doma investor relations. You may begin, sir.

Chris Mammone, Investor Relations for Doma

Thank you, operator. Good afternoon everybody and thank you for joining Doma’s First Quarter 2021 Earnings Conference Call.

Earlier today, Doma and Capitol Investment Corp. V issued a press release announcing Doma’s first quarter results, which is also available at doma.com/investors and capinvestment.com/news. Management will not be fielding any questions on today’s call.

Before we begin, I would like to remind you that statements we make during this call that are not statements of historical facts constitute forward-looking statements. Forward-looking statements include, but are not limited to, Doma and Capitol’s expectations or predictions of financial and business performance and conditions, competitive and industry outlook and the timing and completion of the transaction. Forward-looking statements are subject to risks, uncertainties and other factors that could cause our actual results to differ from historical results and/or from our forecasts, including those set forth in Capitol’s Form 8-K filed today.

For more information, please refer to the risks, uncertainties and other factors discussed in Capitol’s SEC filings. All cautionary statements that we make during this call are applicable to any forward-looking statements we make wherever they appear. You should carefully consider the risks and uncertainties and other factors discussed in Capitol’s SEC filings. Do not place undue reliance on forward-looking statements as Doma and Capitol are under no obligation and expressly disclaim any responsibility for updating, altering or otherwise revising any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Additionally, please note that you can find reconciliations of the historical non-GAAP financial measures discussed during our call in the press release issued today.

And with that, I’ll turn the call over to Max Simkoff, CEO of Doma Holdings, Inc.

Max Simkoff, Chief Executive Officer, Doma

Thanks, Chris and good afternoon everybody, thank you for joining us today. I would like to start our inaugural quarterly conference call with three key words that are central to the core mission at Doma: Faster, Better, Cheaper. These tenets are foundational to everything we do in architecting the real estate ownership experience of the future. It was our focus on these three important elements in the first quarter that enabled us to exceed expectations relative to plan and position our company for excellence in the future. In the first quarter, we achieved 83% growth in closed orders and over 100% growth in adjusted gross profit compared to the same period last year. We also announced our plans to take the company public via a SPAC merger with Capitol Investment Corp V. I would like to quickly thank the entire Doma team for their tireless efforts – none of this would have been possible without such an outstanding culture and talented team.

Before we dig further into our first quarter results, let me remind you why we are so excited about what we’re doing at Doma to transform the closing process for residential real estate transactions. Closing on a home today via the traditional way combines a process from the 1890s with technology from the 1990s - a recipe that fails to remove the burdensome procedures, reams of paper, and extreme frustration inherent to closing a mortgage. Doma is changing that. We’re removing the friction and frustration from real estate transactions.

Doma enables real estate professionals, lenders, and title agents to close real estate transactions that are faster, more accurate, and more affordable for homebuyers. No more countless hours spent retrieving, printing, and analyzing 20-to-30-page documents, wrangling a frantic process, and chasing responses. The process of underwriting a title insurance policy, which still takes three to five days at many title companies across the country, can now be done in minutes through the Doma Intelligence platform. Response times are slashed and communications happen seamlessly. Costly reworks are prevented, and human errors are reduced or eliminated. Confusion and uncertainty are replaced by clarity and transparency that allow all parties to move forward with confidence and ease, reducing what is traditionally a 30-50 day process down to as few as seven days. And ultimately, the cost of closing a mortgage is made more affordable.

Doma Intelligence is the platform that makes all this possible. The Doma Intelligence platform is an end-to-end, autonomous, cloud-based software platform with the sole mission of trying to get every mortgage closing from beginning to end without any human touch. This platform is unique because it parses out all the mundane and rote tasks that need to take place to complete an order and close the mortgage. It then sends that work to our proprietary suite of machine learning algorithms built into Doma Intelligence, where each order is processed and completed. Let me walk you through a few key elements of Doma Intelligence in more detail.

Doma Title is our industry leading, machine learning-powered underwriting technology that enables us to reduce the three-to-five-day duration typically found in the title underwriting process down to less than a minute. This technology is protected by two utility patent applications, being used at scale across refinance transactions all over the country, and we’re planning on launching it for purchase transactions later this year.

Doma Escrow is where we’ve applied machine learning to the massively time-consuming areas of fee balancing and closing document management. This means we’re using natural language processing to scan hundreds of pages of documents, extract relevant information, automatically balance and reconcile fees, and identify and correct errors and discrepancies. For these unique applications of machine learning, we have five pending U.S. patent applications, and we’re driving a significant amount of value for industry-leading lenders like Chase.

And then through Doma Close, we offer a fully remote, fully digital, capability to close your mortgage instantly by signing all of your docs at the tap of a finger, providing optionality to utilize remote online notarization. The entire process can be done digitally and without the need to interact in person with a notary. This is a tremendously better user experience.

The key takeaway about our approach here is that we’re using modern day machine intelligence to remove large portions of the title and closing process altogether to make for a transformative experience for lenders, real estate professionals and consumers alike. We’ve spent the past four years and invested tens of millions of dollars building this full stack, Insurtech platform from the ground up to attack a massive market opportunity. This is our competitive moat, with top tier data scientists, product managers, and software engineers building what we believe will be truly game changing technology.

My own experience when I purchased my first house made me realize how much room there was for innovation in the real estate industry. Today, the Doma team is architecting a future where buying a home becomes an accessible, affordable, transparent, seamless, and secure process for everyone. And, we have made significant progress in executing on this vision so far this year—let’s dive into some of those highlights.

Doma’s momentum in Q1 with marquee partners in our Strategic & Enterprise channel has continued to build and we were incredibly excited to announce just last week that we added Wells Fargo as a new account. Wells Fargo is the largest bank mortgage originator in the country, having processed over 635 thousand mortgages in 2020.

This significant new relationship comes on the heels of seven other large Strategic & Enterprise accounts we have added so far in 2021, including another top-10 mortgage originator which we expect to expand with over the course of our relationship. The combined annual origination volume of these new Strategic & Enterprise accounts made up greater than 7 percent of the overall mortgage lending market in 2020.

These new customers plus an increased share of transactions from our existing Strategic & Enterprise Accounts, represent a massive opportunity for us. We believe that the Doma Intelligence platform will greatly enhance our current and future customers’ closing experience and help to remove key points of friction and frustration involved in the traditional process. As we prove out this value proposition with new and existing customers alike, we expect to capture significant wallet share from them all. Meanwhile, we believe the strong set of case studies that spring from that should help us acquire the remaining Strategic & Enterprise Accounts we have not yet signed.

One of the key growth opportunities within our existing Strategic & Enterprise Accounts is incremental order flow as we become approved and operational in new states. Specifically, we ended 2020 operational within states that represent 57 percent of total gross written title premiums in the country, according to data from the American Land and Title Association. Since the beginning of 2021, we expanded into four additional states – Massachusetts, South Carolina, Wisconsin and Texas. These four states combined make up almost 18 percent of total gross written premiums domestically, meaning we have increased our coverage within the Strategic & Enterprise channel to 75 percent of the country. We believe we are well on our way to achieving our goal of covering effectively the entire United States market by 2023.

Our expansion across the country is bringing us closer to the day when paper-heavy, time-consuming closing processes are a thing of the past, a key driver enabling us to capture more wallet share from our customers. Today we’re still well under 5% penetrated in our current customer base of Strategic & Enterprise accounts using the Doma Intelligence platform to instantly and digitally close mortgages, and we are rapidly expanding wallet share month-over-month as we continue to tap into this massive potential annual revenue opportunity.

As excited as I am about the tremendous momentum we’re driving in our Strategic & Enterprise channel, I’m equally as bullish about the performance of our Doma Local channel, which acquires and processes orders for refinance, purchase, and commercial transactions via an 81-location footprint across ten states and growing. Our first quarter performance in our Local channel outperformed internal expectations, allowing us to reinvest this outperformance into strategic footprint expansion in places like California, Florida, and Wisconsin, and salesforce growth, which we expect will be accretive to the business in the coming quarters and years. Further, we continue to migrate opened refinance orders sourced through our Local channel to the Doma Intelligence platform, allowing us to realize the improving operational advantages of our proprietary technology. Looking ahead, we expect our rebranding to Doma to favorably impact the Local channel by delivering significant brand equity and marketing power to the overall organization.

Financially, our results in Q1 far exceeded our budgeted expectations. Noaman will get into more of the details later, but on a year over year basis in the first quarter, our GAAP revenue grew 80% to $128 million, retained premiums and fees grew 52% to $57 million—or 68 percent on an apples to apples basis when you adjust for the offices we closed last year—and adjusted gross profit more than doubled to $29 million. Our performance exceeded our expectations due to a combination of a robust housing market, which drove strong new policy growth, as well as continued market share gains. Embedded within Doma’s total closed order growth of 83% for the first quarter of 2021, our Strategic & Enterprise Channel grew more than 500% year over year, clearly a testament to the success we are experiencing with these high-volume accounts.

As I mentioned earlier, we recently announced a SPAC merger with Capitol Investment Corp. V to raise additional capital to accelerate our vision of creating an instantaneous, digital, painless closing process. I think there are several compelling aspects to Doma’s growth story that have resonated with our partners at Capitol as well as with other fundamental growth investors that we’ve had the pleasure of meeting since announcing the transaction.

Investors will see that Doma is disrupting a very large, extremely antiquated market that is dominated by commoditized products, from the $23 billion US residential title and closing market that we operate in today, to expanding into immediate adjacencies in the $8 billion appraisal market and $3 billion home warranty market, and way beyond that. We’ve spent the past four years investing tens of millions of dollars building the Doma Intelligence platform from the ground up to attack this massive market opportunity. Our team of top tier data scientists, product managers, and software engineers are building truly game changing technology.

We also operate this business with an absolutely world class management team and an equally world class board. In March we were thrilled to announce that Matt Zames, the former COO of JP Morgan Chase and former President of Cerberus was appointed Chairman of Doma, after having served as a director for several years. As part of the merger transaction with Capitol V, we are excited that Mark Ein from Capitol will continue to serve as a member of the public company board following the anticipated close of the business combination with Capitol Investment Corp. V. Mark will enhance our already strong set of directors such as Larry Summers, the former Secretary of the Treasury; Karen Richardson, current board member at British Petroleum and a former board member at Worldpay; and Stuart Miller, the longtime CEO of Lennar and now their executive chairman.

Putting it all together, I am confident that Doma achieves its tremendous long-term growth potential, especially after using proceeds from the SPAC transaction to accelerate growth. The business last year did about $190 million of retained premiums and fees, which is really the key measure we use to assess the top line performance of Doma. We ramped to this $190 million in retained premium and fees in 2020 after only entering the market for the first time in 2018, and we anticipate that we are well on our way to do over $450 million in retained premium and fees in 2023 in accordance with our self-funded plan.

One of the main reasons we are so excited about the transaction with Capitol V is that the proceeds will immediately enable us to accelerate growth beyond our self-funded plan. Doma has an incredible opportunity to utilize proceeds from this transaction to expand and grow across several areas. We can remove the friction and frustration across residential refinance and purchase transactions for many more Americans by increasing wallet share with existing customers, expanding to new customers, growing our geographical footprint, and bringing technology and efficiency to more aspects of the closing process through key acquisitions.

We believe the proceeds provide a clear path for us to generate up to $1.5 billion in retained premiums and fees by 2025 and bring us closer to achieving our long-term profitability target of 35% adjusted EBITDA as a percentage of retained premiums and fees. More specifically, we can invest the SPAC proceeds to accelerate our growth, which will drive immediate upside to our self-funded plan in several ways.

First, we are going to invest further in the core markets in which we’ve already demonstrated velocity. We have high confidence in our ability to acquire additional customers in the $23 billion dollar title, escrow and closing market. For example, we believe could deploy $300 million dollars of SPAC proceeds into the title, escrow and closing market and drive 3:1 returns on deployed customer acquisition dollars both organically through sales and digital marketing investments, as well as through acquiring select title agencies across the country in key markets that we want to capture more quickly.

And I briefly mentioned this earlier, but another thing we are extremely excited about is the immediate market adjacencies in the $8 billion appraisal market and the $3 billion home warranty market. Both of these market segments represent clear and significant near-term opportunities for Doma. Appraisal in particular is compelling because it is an equally manual, highly friction-filled part of closing a mortgage. Many of the people on this call who have experienced closing a mortgage know that this is one of the biggest long pole contingencies in the closing process and can drive weeks of delay. And it’s still a relatively analog, old school process where we see some really interesting opportunities to apply our machine learning and insurance expertise and introduce a new product that would remove a lot of labor dependency and friction to make for a much more instant and digital experience.

With that, I’ll pass it over to Noaman who can provide more color on our first quarter results, which show we’re already well on our way to achieving our long-term financial goals.

Noaman Ahmad, Chief Financial Officer, Doma

Thanks Max and good afternoon everyone. We are proud of the Doma team for helping us achieve stellar results for the first quarter of 2021 that exceeded our internal plan. We generated revenue on a GAAP basis of $128 million, up 80% from the first quarter in 2020.

As we have stated in the past, GAAP revenue includes the portion of Third-Party Agent premiums that Doma does not retain, so we focus on Doma’s retained premiums and fees excluding the premium retained by third-party agents, which we believe is a much better representation of Doma’s top-line performance. With this in mind, Retained premiums and fees grew to $57.5 million in the first quarter of 2021, a 52% year over year increase. One thing to note: since Doma acquired North American Title Insurance Company and North American Title Company from Lennar in 2019, we have rationalized our collective Local branch footprint by strategically closing approximately 40 branches. Excluding the impact of closed branches, retained premiums and fees grew 68% year over year in the first quarter.

The primary driver of increased retained premiums and fees was 83% year over year growth in closed orders to 33 thousand in the first quarter of 2021. Again, excluding the impact of closed branches from the North American Title Acquisition, closed order growth was 106% year over year in the first quarter. Closed orders are the primary measure of our volume within our Direct Agents channel. Our closed order growth has been fueled by a robust real estate market due, in part, to low interest rates environment as well as market share gains. Part of the delta between growth in closed orders and retained premium and fees is due to the fact that our instant digital mortgage closing process derives a significant structural margin advantage and allows us to sell based on value, at much lower price points than the industry average. This in turn drives lower average retained premium and fees per order. This dynamic is consistent with our mission to share some of the costs we’ve removed from the system so that we can broaden access to homeownership for more consumers.

Closed order growth in our Local channel was 33%, or 49% excluding the impact of the branches we shut down last year. Closed order growth from our Strategic and Enterprise Accounts was 537% in the first quarter of 2021 compared to the first quarter of 2020. Growth in our Strategic and Enterprise Accounts channel is a result of new customer acquisition and wallet share expansion among existing customers, which Max explained.

Turning to our profitability for the quarter, our main focus is adjusted gross profit, which grew to $29 million, a 101% increase compared to the same period in 2020. Adjusted gross profit as a percentage of retained premiums was 51% in the first quarter of 2021 compared to 38% in the first quarter of 2020. Improvement in adjusted gross profit as a percentage of retained premiums and fees was largely due to continued efficiencies from the Doma Intelligence platform, initiatives from our operations team and the overall improved productivity of our employees. These efficiencies allowed us to grow direct labor expenses by only 10% year over year in the first quarter of 2021 to $18 million, while closed orders and retained premium and fees grew at much faster rates. We believe these results are representative of the economics and long-term operating leverage Doma will achieve as we scale further and continue to take market share. That said, we have been increasing our staff size in the second quarter in order to prepare for increased volume from new Strategic and Enterprise Accounts. This may result in some short-term inefficiencies relative to the first quarter, but that of course will normalize as we scale with those new accounts over time.

Adjusted EBITDA improved by $10 million year over year in the first quarter of 2021 due to growth in adjusted gross profit, partially offset by increased corporate support and customer acquisition costs from building out our support and sales teams.

With respect to the capital management of the business, we continue to operate a capital light infrastructure, consisting mainly of software development related to the Doma Intelligence platform, which resulted in a $5 million investment in fixed assets in the first quarter of 2021.

In December 2020, we entered into a new credit agreement for a $150 million Senior Note which was fully funded at the end of January. A portion of the proceeds were used to fully repay the Lennar seller financing note, which was issued in connection with the North American Title Acquisition.

I’ll close my remarks by reiterating that Doma’s results exceeded our internal plan for the first quarter of 2021. Our full year outlook calls for $226 million of retained premiums and fees and $89 million of adjusted gross profit, as disclosed in the public investor presentation and the Form S-4, both filed by Capitol. Given our strong performance and momentum as we look ahead to the rest of the year, we remain confident we are on track to achieve or outperform our stated financial objectives.

With that, I will turn the call back to Max.

Max Simkoff

Thank you Noaman. I will conclude by saying how incredibly excited we are about the future of Doma. We have proven our ability to add, onboard and scale customers across the entire spectrum of the mortgage market. We also continued to execute on our plan to expand our Strategic & Enterprise Account operations to new states and continue to drive efficiency gains by reducing our minutes per file. The largest mortgage originators in the country recognize our value proposition, as we have also dramatically improved their labor efficiency, time to close, customer satisfaction and overall costs in a short period of time. We are also starting to see a similar value proposition recognized in our Local markets channel as we begin rolling out the Doma Intelligence platform to those smaller volume players in our next phase of growth, which has already begun for refinance transactions.

Doma is well on its way to transforming the entire residential real estate closing process. We are looking forward to consummating our SPAC merger transaction with Capitol V, becoming a publicly traded company, and using the proceeds from the transaction to accelerate our ability to penetrate and revolutionize the antiquated $23 billion title, escrow and closing market and eventually the broader $318 billion home ownership services market with the vision of ultimately making many of the most important home ownership experiences instant and digital.

In the meantime, we are going to be hitting the virtual road over the next several weeks by attending several marquee investor conferences. Tomorrow we’ll be at the JPMorgan Global TMT Conference, and on Thursday we’re attending the KBW Real Estate Finance and Technology Conference. We will then be at the Deutsche Bank Global Financial Services Conference on June 2nd. After that we plan to attend two events hosed by Bank of America. The Global Technology Conference on June 8th and an InsurTech Conference on June 30th. We look forward to meeting with many of you during this period of outreach so that you can learn more about our compelling story. Thanks again for tuning in today, everyone. Onward and upward.